EXHIBIT (a)(3)


                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE



BellaVista Capital, Inc.
420 Florence Street, Suite 200
Palo Alto, California 94301
Telephone  (650) 328-3060
Facsimile  (650) 328-3066

                                November 15, 2007


Re:  The Company's Offer to Redeem at $2.00 per Share

The offer dated October 1, 2007, by BellaVista Capital, Inc., a Maryland corporation (the "Company"), to purchase up to 750,000 shares (since increased to 1,500,000 shares) of its Common Stock, par value $0.01 per share (the "Shares"), at a price of $2.00 per share, net to the seller in cash, without interest, has been amended. The Offer is amended to extend the Expiration Date to November 27, 2007. As of the date hereof, a total of 1,184,277 Shares have been tendered to the Company and not withdrawn.